SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E‑3
(Amendment No. 1)

RULE 13E‑3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

WATFORD HOLDINGS LTD.
(Name of the Issuer)

Watford Holdings Ltd.
Arch Capital Group Ltd.
Arch Reinsurance Ltd.
Gulf Reinsurance Limited
Greysbridge Holdings Ltd.
Greysbridge Ltd.
Nicolas Papadopoulo
Maamoun Rajeh
Kelso Investment Associates X, L.P.
KEP X, LLC
KSN Fund X, L.P.
Warburg Pincus (Callisto) Global Growth (Cayman), L.P.
Warburg Pincus (Europa) Global Growth (Cayman), L.P.
Warburg Pincus Global Growth-B (Cayman), L.P.
Warburg Pincus Global Growth-E (Cayman), L.P.
Warburg Pincus Global Growth Partners (Cayman), L.P.
WP Global Growth Partners (Cayman), L.P.
Warburg Pincus Financial Sector (Cayman), L.P.
Warburg Pincus Financial Sector-D (Cayman), L.P.
Warburg Pincus Financial Sector Partners (Cayman), L.P.
WP Windstar Investments Ltd
(Names of Person(s) Filing Statement)

Common Shares, $0.01 Par Value Per Share
(Title of Class of Securities)

G94787 101
(CUSIP Number of Class of Securities)

Watford Holdings Ltd. Waterloo House, 1st Floor 100 Pitts Bay Road, Pembroke HM 08 Bermuda Attention: Robert L. Hawley Telephone: +1 441 278-3455	Arch Capital Group Ltd. Waterloo House, Ground Floor 100 Pitts Bay Road, Pembroke HM 08 Bermuda Attention: Louis Petrillo Telephone: +1 441 278-9250

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to:
Gary D. Boss, Esq. John A. Healy, Esq. Per B. Chilstrom, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Telephone: (212) 878‑8000	Kimberly Petillo-Décossard, Esq. Cahill Gordon & Reindel LLP 32 Old Slip New York, New York 10005 Telephone: (212) 701‑3000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e‑3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee**
$612,311,140.00	$66,803.15

*
For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of:  (1) 17,386,979 common shares issued and outstanding that are subject to the transaction (which is the difference between the 19,886,979 common shares that are issued and outstanding and the 2,500,000 common shares that are beneficially owned by Arch Capital Group Ltd. and/or its subsidiaries) multiplied by $35.00 per share; (2) 23,370 common shares issuable upon the vesting or settlement of outstanding restricted share units (“RSUs”) subject to performance metrics (assuming the achievement of the applicable performance metrics at the target level of performance) multiplied by $35.00 per share; and (3) 84,255 common shares issuable upon the vesting or settlement of outstanding RSUs not subject to performance metrics multiplied by $35.00 per share.

**	The filing fee was calculated in accordance with Rule 0‑11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $66,803.15	Filing Party: Watford Holdings Ltd.
Form or Registration No.: Schedule 14A	Date Filed: January 4, 2021

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E‑3.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 1 to the Rule 13E‑3 Transaction Statement on Schedule 13E‑3, together with the exhibits hereto (this “Schedule 13E‑3” or this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:  (i) Watford Holdings Ltd., a Bermuda exempted company (the “Company”), (ii) Arch Capital Group Ltd. (“Arch”),  Arch Reinsurance Ltd. (“ARL”), Gulf Reinsurance Limited., Greysbridge Holdings Ltd. (“Holdco”),  Greysbridge Ltd., Nicolas Papadopoulo and Maamoun Rajeh (collectively, the “Arch Filing Persons”), (iii) Kelso Investment Associates X, L.P., KEP X, LLC, and KSN Fund X, L.P. (collectively, the “Kelso Filing Persons”), and (iv) Warburg Pincus (Callisto) Global Growth (Cayman), L.P., Warburg Pincus (Europa) Global Growth (Cayman), L.P., Warburg Pincus Global Growth-B (Cayman), L.P., Warburg Pincus Global Growth-E (Cayman), L.P., Warburg Pincus Global Growth Partners (Cayman), L.P., WP Global Growth Partners (Cayman), L.P., Warburg Pincus Financial Sector (Cayman), L.P., Warburg Pincus Financial Sector-D (Cayman), L.P., Warburg Pincus Financial Sector Partners (Cayman), L.P. (collectively, the “Warburg Pincus Entities”) and WP Windstar Investments Ltd (together with the Warburg Pincus Entities, the “Warburg Pincus Filing Persons”). The Arch Filing Persons, Kelso Filing Persons and Warburg Pincus Filing Persons, collectively, are referred to herein as the “Purchaser Filing Persons”.  The Company and the Purchaser Filing Persons, collectively, are referred to herein as the “Filing Persons”.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 9, 2020 (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated November 2, 2020, and as it may be further amended from time to time, the “Merger Agreement”), and the related Statutory Merger Agreement (the “Statutory Merger Agreement”) by and among Arch, Merger Sub and the Company. Arch has assigned its rights under the Merger Agreement to Holdco, however, as provided in the Merger Agreement, Arch remains contractually responsible for the performance of its obligations under the Merger Agreement.  Holdco has obtained equity commitments as follows: (i) the Kelso Filing Persons have committed to make an aggregate cash contribution of up to $210,000,000, (ii) the Warburg Pincus Entities have committed to make an aggregate cash contribution of up to $210,000,000, and (iii) ARL has committed to make a cash contribution of up to $192,500,000 and to contribute the 2,500,000 shares of common stock of Watford already owned by ARL (the foregoing, collectively, being referred to herein as the “Equity Financing”). Upon consummation of the Equity Financing, ARL will own 40% of Holdco, the Kelso Filing Persons will own 30% of Holdco, and the Warburg Pincus Filing Persons will own 30% of Holdco.

Pursuant to the Merger Agreement and the Statutory Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company with the Company being the surviving company in the merger (the “merger”).  Upon completion of the merger, (i) each of the common shares of the Company, par value $0.01 per share (“common share”), that is issued and outstanding at the effective time of the merger (other than (x) shares to be canceled pursuant to the Merger Agreement and (y) restricted share units (“RSUs”) to be canceled and exchanged pursuant to the Merger Agreement) will be canceled and converted into the right to receive $35.00, in cash, without interest and less any required withholding taxes (the “Merger Consideration”) and (ii) each of the 8½% Cumulative Redeemable Preference Share of the Company, $0.01 par value per preference share (the “preference shares”), then outstanding will continue as a preference share of the surviving company and will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as currently apply to the preference shares.  Upon completion of the merger, the current holders of Watford common shares (other than ARL) will cease to have any ownership interest in the common shares of the Company and all of the surviving company’s common shares will be owned by Holdco.

Two members of the Company’s current board of directors, Nicolas Papadopoulo and Maamoun Rajeh, were appointed to serve on the Company’s board of directors by Arch (the “Arch Directors”). The Arch Directors did not participate in the board’s or any board committee’s deliberations relating to the merger agreement, the statutory merger agreement, or any transaction contemplated by either agreement (including the merger), and did not participate in the vote to approve the merger agreement, the statutory merger agreement or any transaction contemplated by either agreement (including the merger). Accordingly, as used in this transaction statement, references to the “Board” or the “Board of Directors” or to any action taken by “directors” of the Company or any recommendation made by the “Board” or “Board of Directors” means the Company’s board of directors acting without the participation of the Arch Directors.

The Board of Directors has (a) determined that the Merger Consideration constitutes fair value for each common share in accordance with the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”), (ii) determined that the continuation of each outstanding preference share as a preference share of the surviving company with the same dividend and other relative rights, preferences, limitations and restrictions as are now provided to the preference shares constitutes fair value for each preference share in accordance with the Bermuda Companies Act, (iii) determined that the terms of the Merger Agreement and the Statutory Merger Agreement and the transactions contemplated thereby, including the merger, are fair to and in the best interests of the Company and its shareholders, (iv) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the Statutory Merger Agreement and the consummation of the transactions contemplated thereby, including the merger, and (v) subject to the right of the Board of Directors to change its recommendation in certain circumstances, recommended that the Company’s shareholders vote in favor of a proposal to approve and adopt the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the merger at a duly held meeting of such shareholders for such purpose.  Consummation of the merger is subject to customary conditions, including without limitation the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative votes of shares carrying not less than 50% of the total voting rights of all issued and outstanding common shares and preference shares, voting together as a single class, at a meeting of the Company’s shareholders and the receipt of certain regulatory approvals.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amended preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Board of Directors is soliciting proxies from shareholders of the Company in connection with the merger.  The Proxy Statement is attached hereto as Exhibit (a)(1).  A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E‑3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.  The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E‑3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E‑3.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company.  Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.  No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special General Meeting and the Merger”

Item 2. Subject Company Information

(a) Name and Address.  The Company’s name and the address and telephone number of its principal executive office are as follows:

Watford Holdings Ltd.
Waterloo House, 1st Floor
100 Pitts Bay Road, Pembroke HM 08
Bermuda
Telephone:  +1 441 278-3455

(b) Securities.  The class of securities to which this Transaction Statement relates is the Company’s common shares, par value $0.01 per share.  As of December 31, 2020, there were 19,886,979 common shares issued and outstanding.

(c) Trading Market and Price.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:  “Important Information Regarding the Company—Market Price of the Company’s Common Shares and Preference Shares”

(d) Dividends.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Important Information Regarding the Company—Dividends”

(e) Prior Public Offerings.   No underwritten public offering of the subject securities for cash that was registered under the Securities Act of 1933 or exempt from registration under Regulation A has been made during the past three years.

(f) Prior Stock Purchases.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:  “Important Information Regarding the Company—Transactions in Common Shares and Preference Shares”

Item 3. Identity and Background of Filing Person

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Regarding the Company”

“Important Information Regarding the Arch Filing Persons”

“Important Information Regarding the Kelso Filing Persons”

“Important Information Regarding the Warburg Pincus Filing Persons”

“The Parties to the Merger and Their Principal Affiliates”

Item 4. Terms of the Transaction

(a) (1) Tender Offers.  Not applicable.

(a) (2) Mergers or Similar Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special General Meeting and the Merger”

“The Merger Agreement”

“The Special General Meeting—Required Shareholder Votes for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—U.S. Federal Income Tax Consequences of the Merger”

(c) Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Shares of the Company and Merger Sub”

“Advisory Vote on Merger Related Compensation”

(d) Appraisal Rights.  The information set forth in the Proxy Statement under the following captions, and the following annex to the Proxy Statement, are incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special General Meeting and the Merger”

 “Special Factors—Appraisal Rights”

“Appraisal Rights”

Annex E:  Copy of Section 106 of the Bermuda Companies Act

(e) Provisions for Unaffiliated Security Holders.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:  “Provisions for Public Shareholders”

(f) Eligibility for Listing or Trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) (1)–(2) Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting and Support Agreements”

“Voting and Support Agreements”

“Important Information Regarding the Company—Transactions in Common Shares and Preference Shares”

(b)–(c) Significant Corporate Events; Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions, and the following annexes to the Proxy Statement, are incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Voting and Support Agreements”

“The Merger Agreement”

“Voting and Support Agreements”

Annex A:  Merger Agreement

Annex B:  Arch Voting and Support Agreement

Annex C:  Enstar Voting and Support Agreement

The Company and Arch are party to various agreements which are described in the Company’s Definitive Proxy Statement on Schedule 14A, as supplemented, filed with the SEC on April 14, 2020, under the caption “Certain Relationships and Related Party Transactions,” and such disclosure is incorporated herein by reference.

 (e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions, and the following annexes to the Proxy Statement, are incorporated herein by reference:

“Special Factors—Voting and Support Agreements”

“The Merger Agreement”

“Important Information Regarding the Company—Security Ownership of Directors, Executive Officers and Certain Beneficial Owners”

“Important Information Regarding the Company—Transactions in Common Shares and Preference Shares”

“Voting and Support Agreements”

Annex A:  Merger Agreement

Annex B:  Arch Voting and Support Agreement

Annex C:  Enstar Voting and Support Agreement

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

(c) (1)–(8) Plans.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:  “Special Factors—Plans for the Company After the Merger”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Summary Term Sheet—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

(b) Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

(c) Reasons.  The information set forth in the Proxy Statement under the following captions, and the following annex to the Proxy Statement, are incorporated herein by reference:

“Summary Term Sheet—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Summary Term Sheet—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

Annex D:  Opinion of Morgan Stanley & Co. LLC

(d) Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special General Meeting and the Merger”

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Advisory Vote on Merger Related Compensation”

Item 8. Fairness of the Transaction

(a)–(b) Fairness; Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions, and the following annex to the Proxy Statement, are incorporated herein by reference:

“Summary Term Sheet—Opinion of Morgan Stanley & Co. LLC”

“Summary Term Sheet—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Projected Financial Information”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Important Information Regarding the Company”

Annex D:  Opinion of Morgan Stanley & Co. LLC

In addition, a written opinion of Morgan Stanley & Co. LLC dated October 8, 2020 as well as presentations by Morgan Stanley & Co. LLC to the Board of Directors on August 14, 2020, August 19, 2020, August 24, 2020, August 28, 2020, September 4, 2020, September 16, 2020, September 20, 2020, September 23, 2020, September 27, 2020, October 8, 2020 and November 1, 2020 are filed as Exhibits (c)(1), (c)(3), (c)(4), (c)(5), (c)(6), (c)(7), (c)(8), (c)(9), (c)(10), (c)(11), (c)(12) and (c)(13), respectively, and are incorporated herein by reference.

(c) Approval of Security Holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Record Date and Quorum”

“Summary Term Sheet—Required Shareholder Votes for the Merger”

“Summary Term Sheet—Conditions to the Merger”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“The Special General Meeting—Record Date and Quorum”

“The Special General Meeting—Required Shareholder Votes for the Merger”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated Representative.   A majority of directors who are not employees of the subject company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors.  The Rule 13e-3 transaction was approved by a majority of the directors of the subject company who are not employees of the subject company. The Arch Directors are not employees of the subject company but did not participate in any votes to approve the Rule 13e-3 transaction.

(f) Other Offers.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:  “Special Factors—Background of the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.  The information set forth in the Proxy Statement under the following captions, and the following annex to the Proxy Statement, are incorporated herein by reference:

“Summary Term Sheet—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Summary Term Sheet—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Summary of Certain Presentations Provided by Goldman Sachs”

“Where You Can Find Additional Information”

Annex D:  Opinion of Morgan Stanley & Co. LLC

In addition, a written opinion of Morgan Stanley & Co. LLC dated October 8, 2020 as well as presentations by Morgan Stanley & Co. to the Board of Directors on August 14, 2020, August 19, 2020, August 24, 2020, August 28, 2020, September 4, 2020, September 16, 2020, September 20, 2020, September 23, 2020, September 27, 2020, October 8, 2020 and November 1, 2020 are filed as Exhibits (c)(1), (c)(3), (c)(4), (c)(5), (c)(6), (c)(7), (c)(8), (c)(9), (c)(10), (c)(11), (c)(12) and (c)(13), respectively, and are incorporated herein by reference. The reports, opinions or appraisals of Morgan Stanley & Co. LLC referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Presentations provided by Goldman Sachs & Co. LLC to the board of directors of Arch on August 3, 2020, September 14, 2020, September 18, 2020, September 21, 2020 and September 26, 2020, are filed as Exhibits (c)(14), (c)(15), (c)(16), (c)(17) and (c)(18), respectively, and are incorporated herein by reference. The presentations provided by Goldman Sachs & Co. LLC referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Arch during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)–(b) Source of Funds; Conditions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing”

“Special Factors—Financing”

“The Merger Agreement—Other Covenants and Agreements—Financing Cooperation”

(c) Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fee”

(d) Borrowed Funds.  Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Important Information Regarding the Company—Security Ownership of Directors, Executive Officers and Certain Beneficial Owners”

“Important Information Regarding the Company—Transactions in Common Shares and Preference Shares”

“Important Information Regarding the Arch Filing Persons - Arch Filing Persons’ Ownership of Watford Shares; Transactions in Watford Shares”

“Important Information Regarding the Kelso Filing Persons - Kelso Filing Persons’ Ownership of Watford Shares; Transactions in Watford Shares”

“Important Information Regarding the Warburg Pincus Filing Persons – Warburg Pincus Filing Persons’ Ownership of Watford Shares; Transactions in Watford Shares”

(b) Securities Transactions.  The information set forth in the Proxy Statement under the following captions, and the following annexes to the Proxy Statement, are incorporated herein by reference:

“Special Factors—Voting and Support Agreements”

“Voting and Support Agreements”

“Important Information Regarding the Company—Security Ownership of Directors, Executive Officers and Certain Beneficial Owners”

“Important Information Regarding the Company—Transactions in Common Shares and Preference Shares”

Annex B:  Arch Voting and Support Agreement

Annex C:  Enstar Voting and Support Agreement

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions, and the following annex to the Proxy Statement, are incorporated herein by reference:

“Summary Term Sheet—Required Shareholder Votes for the Merger”

“Summary Term Sheet—Voting and Support Agreements”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Special Factors—Voting and Support Agreements”

“The Special General Meeting—Required Shareholder Votes for the Merger”

“Voting and Support Agreements”

Annex B:  Arch Voting and Support Agreement

(e) Recommendation of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Board of Directors”

Item 13. Financial Statements

(a) Financial Information.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Historical Selected Financial Information”

“Important Information Regarding the Company—Book Value Per Share”

“Where You Can Find Additional Information”

In addition, the audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10‑K for the fiscal year ended December 31, 2019 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10‑Q for the quarterly period ended September 30, 2020 are incorporated herein by reference.

(b) Pro Forma Information.  Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)–(b) Solicitations or Recommendations; Employees and Corporate Assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Morgan Stanley & Co. LLC”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Fees and Expenses”

“The Special General Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Advisory Vote on Merger Related Compensation”

“Summary Term Sheet—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

(c) Other Material Information.  The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1) Preliminary Proxy Statement of Watford Holdings Ltd. (incorporated herein by reference to Amendment No. 1 to the Schedule 14A filed concurrently with the Securities and Exchange Commission on February 1, 2021 (the “Proxy Statement”)).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special General Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Joint Press Release of Watford Holdings Ltd. and Arch Capital Group Ltd., dated October 9, 2020 (incorporated herein by reference to (i) Exhibit 99.1 to Watford Holdings Ltd.’s Form 8‑K filed with the Securities and Exchange Commission on October 9, 2020 and (ii) Exhibit 99.1 to Arch Capital Group Ltd.’s Form 8‑K filed with the Securities and Exchange Commission on October 9, 2020).

(a)(6) Joint Press Release of Watford Holdings Ltd. and Arch Capital Group Ltd., dated November 2, 2020 (incorporated herein by reference to (i) Exhibit 99.1 to Watford Holdings Ltd.’s Form 8‑K filed with the Securities and Exchange Commission on November 2, 2020 and (ii) Exhibit 99.1 to Arch Capital Group Ltd.’s Form 8‑K filed with the Securities and Exchange Commission on November 2, 2020).

(b) None.

(c)(1) Opinion of Morgan Stanley & Co. LLC dated October 8, 2020.

(c)(2) Opinion of Morgan Stanley & Co. LLC (incorporated herein by reference to Annex D of the Proxy Statement).

(c)(3) Presentation to the Board of Directors, dated August 14, 2020, prepared by Morgan Stanley & Co. LLC for the Board of Directors.

(c)(4) Presentation to the Board of Directors, dated August 19, 2020, prepared by Morgan Stanley & Co. LLC for the Board of Directors.

(c)(5) Presentation to the Board of Directors, dated August 24, 2020, prepared by Morgan Stanley & Co. LLC for the Board of Directors.

(c)(6) Presentation to the Board of Directors, dated August 28, 2020, prepared by Morgan Stanley & Co. LLC for the Board of Directors.

(c)(7) Presentation to the Board of Directors, dated September 4, 2020, prepared by Morgan Stanley & Co. LLC for the Board of Directors.

(c)(8) Presentation to the Board of Directors, dated September 16, 2020, prepared by Morgan Stanley & Co. LLC for the Board of Directors.

(c)(9) Presentation to the Board of Directors, dated September 20, 2020, prepared by Morgan Stanley & Co. LLC for the Board of Directors.

(c)(10) Presentation to the Board of Directors, dated September 23, 2020, prepared by Morgan Stanley & Co. LLC for the Board of Directors.

(c)(11) Presentation to the Board of Directors, dated September 27, 2020, prepared by Morgan Stanley & Co. LLC for the Board of Directors.

(c)(12) Presentation to the Board of Directors, dated October 8, 2020, prepared by Morgan Stanley & Co. LLC for the Board of Directors.

(c)(13) Presentation to the Board of Directors, dated November 1, 2020, prepared by Morgan Stanley & Co. LLC for the Board of Directors.

(c)(14) Presentation provided to the board of directors of Arch Capital Group Ltd., dated August 3, 2020, prepared by Goldman Sachs & Co. LLC.

(c)(15) Presentation provided to the board of directors of Arch Capital Group Ltd., dated September 14, 2020, prepared by Goldman Sachs & Co. LLC.

(c)(16) Presentation provided to the board of directors of Arch Capital Group Ltd., dated September 18, 2020, prepared by Goldman Sachs & Co. LLC.

(c)(17) Presentation provided to the board of directors of Arch Capital Group Ltd., dated September 21, 2020, prepared by Goldman Sachs & Co. LLC.

(c)(18) Presentation provided to the board of directors of Arch Capital Group Ltd., dated September 26, 2020, prepared by Goldman Sachs & Co. LLC.

(d)(1) Agreement and Plan of Merger, dated as of October 9, 2020, by and among Watford Holdings Ltd., Arch Capital Group Ltd. and Greysbridge Ltd. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Amendment No. 1 to Agreement and Plan of Merger, dated as of November 2, 2020, by and among Watford Holdings Ltd., Arch Capital Group Ltd. and Greysbridge Ltd. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(3) Voting and Support Agreement, dated as of October 9, 2020, by and among Watford Holdings Ltd., Arch Reinsurance Ltd. and Gulf Reinsurance Ltd. (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(4) Voting and Support Agreement, dated as of November 2, 2020, by and among Watford Holdings Ltd., Arch Capital Group Ltd., Enstar Group Limited and Cavello Bay Reinsurance Limited (incorporated herein by reference to Annex C of the Proxy Statement).

(f) Section 106 of the Bermuda Companies Act (incorporated herein by reference to Annex D of the Proxy Statement).

(g) None.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 1, 2021

WATFORD HOLDINGS LTD.

By:	/s/ Jonathan D. Levy
	Name:	Jonathan D. Levy
	Title:	Chief Executive Officer

ARCH CAPITAL GROUP LTD.

By:	/s/ Maamoun Rajeh
	Name:	Maamoun Rajeh
	Title:	Authorized Signatory

ARCH REINSURANCE LTD.

By:	/s/ Maamoun Rajeh
	Name:	Maamoun Rajeh
	Title:	Authorized Signatory

GULF REINSURANCE LIMITED

By:	/s/ Roderick Romeo
	Name:	Roderick Romeo
	Title:	Authorized Signatory

GREYSBRIDGE HOLDINGS LTD.

By:	/s/ Pierre Jal
	Name:	Pierre Jal
	Title:	Authorized Signatory

GREYSBRIDGE LTD.

By:	/s/ Pierre Jal
	Name:	Pierre Jal
	Title:	Authorized Signatory

Nicolas Papadopoulo

By:	/s/ Nicolas Papadopoulo

Maamoun Rajeh

By:	/s/Maamoun Rajeh

WARBURG PINCUS (CALLISTO) GLOBAL GROWTH (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS (EUROPA) GLOBAL GROWTH (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH-B (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH-E (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WP GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS FINANCIAL SECTOR (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS FINANCIAL SECTOR-D (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WARBURG PINCUS FINANCIAL SECTOR PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Authorised Signatory

WP WINDSTAR INVESTMENTS LTD

By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Director

KELSO INVESTMENT ASSOCIATES X. L.P.

By: Kelso GP X, L.P., its general partner
By: Kelso GP X, LLC, its general partner

By:	/s/ William Woo
	Name:	William Woo
	Title:	Managing Member

KEP X, LLC

By:	/s/ William Woo
	Name:	William Woo
	Title:	Managing Member

KSN FUND X, L.P.

By: Kelso GP X, L.P., its general partner
By: Kelso GP X, LLC, its general partner

By:	/s/ William Woo
	Name:	William Woo
	Title:	Managing Member